SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

8 October, 2012

BP AGREES TO SELL TEXAS CITY REFINERY TO
MARATHON PETROLEUM CORPORATION FOR $2.5 BILLION
MARKING SECOND MAJOR MILESTONE IN STRATEGIC
REFOCUS OF U.S. DOWNSTREAM BUSINESS

Refinery and portion of Southeast U.S. retail and logistics network to be sold; BP has now announced over $35 billion toward its goal of $38 billion divestments

BP announced today it has reached an agreement to sell its Texas City, Texas refinery and a portion of its retail and logistics network in the Southeast U.S. to Marathon Petroleum Corporation for $2.5 billion (which includes $0.6bn of cash at closing, an estimated value of $1.2bn for hydrocarbon inventories and a $0.7bn six year earn-out arrangement based on future margins and refinery throughput).

"Today's announcement is the second major milestone in the strategic refocusing of our U.S. fuels business," said Iain Conn, chief executive of BP's global refining and marketing business. "Together with the sale of our Carson, California refinery, announced in August, the divestment of Texas City will allow us to focus BP's U.S. fuels investments on our three northern refineries, which are crude feedstock advantaged, and their associated marketing businesses. Marathon Petroleum is a highly respected refiner and marketer. Their ability to take on the responsibilities of this large and complex refinery will be good for the long-term future of the business and its employees. Although largely a merchant refinery, we have decided to also sell certain terminals and marketing assets in the Southeast U.S."

With today's agreement the total value of the divestments that BP has agreed since the beginning of 2010 is now over $35 billion. BP expects this total to reach $38 billion by the end of 2013.

Subject to regulatory and other approvals, Marathon Petroleum will purchase the 475,000 barrel per day refinery, associated natural gas liquids pipelines, and four marketing terminals in the Southeast U.S. BP will also assign certain branded jobber contracts supplying approximately 1,200 retail sites in Tennessee, Mississippi, Alabama and Florida which could be supplied by the refinery. BP will remain a significant retailer of fuels in the U.S., with approximately 8,000 BP and ARCO-branded sites in the Midwest, Pacific Northwest and along the East Coast. BP anticipates the transaction will close by early 2013.

"This sale will reduce BP's presence in the Southeast U.S., however BP remains firmly committed to growing and strengthening our BP-branded retail network and the value of the BP brand east of the Rockies in partnership with BP-branded jobbers and dealers," said Doug Sparkman, president of BP's East of Rockies fuels business. "A number of valued jobbers are affected by this transaction and we are committed to working very closely with Marathon Petroleum to make this transition as smooth as possible."

"During the past several years the Texas City Refinery has been transformed through a resolute focus on safe, compliant, and reliable operations and in recent months has returned to profitability. It does not, however, fit with the long-term strategic direction of BP's global refining portfolio," said Texas City Refinery manager Keith Casey. "I believe today's announcement is good for our workers, good for our community, and positions the refinery to achieve its full potential over the long term as part of one of the leading refiner-marketers in the U.S."

BP continues to invest heavily in its three northern U.S. refineries. The company is in the midst of a multi-billion dollar modernization effort at its Whiting Refinery in Northwest Indiana. The BP Cherry Point Refinery in the state of Washington is being upgraded to produce cleaner-burning diesel fuel and the BP Husky joint venture near Toledo, Ohio is investing to improve its gasoline making capabilities.

"BP remains committed to supplying U.S. customers with the fuels, lubricants and petrochemicals they depend on while at the same time delivering long-term growth and profits to our shareholders and we are pleased to be delivering on the strategy we announced last year," Conn added. "When we complete these sales and our Whiting Refinery upgrade project next year, we will have a smaller, well-positioned and highly competitive portfolio of refining and marketing businesses in the U.S."

About BP in the US:

BP has invested more in the United States over the last five years than any other oil and gas company. With more than $52 billion in capital spending between 2007 and 2011, BP invests more in the U.S. than in any other country. The company is the second largest producer of oil and gas in the U.S., a major oil refiner and a leader in alternative energy sources including wind power and biofuels. BP provides enough energy each year to light the entire country. With 23,000 U.S. employees, BP supports nearly a quarter of a million domestic jobs through its business activities. For more information, view our BP in America animation video at: http://www.youtube.com/watch?v=I6n9cZ1xxQw or visit www.bp.com.

Notes to editors:

. BP announced plans to divest its Carson and Texas City refineries in February 2011 as part of a major strategic refocusing of the company's global refining portfolio.

 .  The Texas City refinery became part of BP with the 1998 merger with Amoco. It is a large, highly complex refinery with a nameplate 475,000 barrels per day of refining capacity. The refinery employs some 2,150 BP staff and contractor numbers can vary between 1,000 and 3,000 each day.

. Three natural gas liquids pipelines connecting the Texas City Refinery with local suppliers and customers and some out-of-service lines in the Gulf Coast area are included in the transaction.

. The adjacent South Houston Green Power cogeneration facility is an integral part of the power infrastructure at the refinery and is included in the sale.

 .  BP will continue to market in the Southeast US through more than 100 retained jobbers and approximately 2,400 branded retail outlets. BP will continue to supply retained BP-branded customers through its logistics network, including the four divested product terminals in Nashville, Tennessee; Jacksonville, Florida; and Selma and Charlotte, North Carolina.

 . BP's Texas City Chemicals complex adjacent to the refinery is an independent facility and has been a key part of BP's global petrochemicals portfolio and is not included in the sale. BP's petrochemicals plant will continue to have long-term commercial arrangements with the Texas City refinery.

. Subject to applicable consents, BP will transfer 50,000 barrels per day of its shipper history developed on the Colonial Pipeline.

 . BP is currently in the process of carrying out a number of major investments in its other U.S. refineries, including a large investment program to transform its 413,000 barrels per day capacity Whiting, Indiana refinery; a clean-diesel upgrading project at its 234,000 barrels per day Cherry Point, Washington refinery; and the addition of a continuous catalytic reformer to the 160,000 barrels per day capacity Toledo, Ohio, refinery (a 50:50 joint venture with partner
   Husky Energy Inc.).

Further enquiries:

BP Press Office, U.S.: +1 281 366 4463, uspress@bp.com
BP Press Office, London: +44 (0)20 7496 4076, bppress@bp.com

Cautionary Statement:

This release contains certain forward-looking statements, including statements on the expected timing of disposal of BP's Texas City refinery and a portion of its Southeast U.S. retail and logistics network and of its Carson refinery and related logistics and marketing assets in the U.S. Southwest; upgrades of its Whiting, Cherry Point and Toledo refineries; BP's divestment program and other statements which are generally, but not always, identified by the use of words such as 'want', 'intended to', 'expected to', and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including general economic conditions; the actions of regulators and other factors discussed in BP's Second Quarter Results 2012 (SEC File No. 1-06262) as filed with the United States Securities and Exchange Commission.

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 08 October2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary